Exhibit 99.1

For immediate release Chennai, India, January 24, 2020

Sify reports Revenues of INR 5891 Million for

Third Quarter of FY 2019-20

EBITDA for the Quarter stood at INR 1103 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 5891 Million, an increase of 3% over the same quarter last year.

•	EBITDA for the quarter was INR 1103 Million, an increase of 40 % over the same quarter last year. Considering IFRS16 leases adoption from April 1, 2019 the increase is 23% on comparable basis.

•	Profit before tax for the quarter was INR 249 Million, a decrease of 20% over the same quarter last year.

•	Profit after tax for the quarter was INR 164 Million, a decrease of 47% over the same quarter last year, primarily due to tax expense of INR 85 Million during the current quarter.

•	CAPEX during the quarter was INR 1089 Million.

•	Cash balance at the end of the quarter was INR 2204 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “Most enterprises are viewing the current environment as an opportunity to reskill and reengineer their people and processes and be ready for the Digital economy of tomorrow. This drives both increased consumption of Sify’s infrastructure offerings, as well as increasing utilization of our digital transformation skills and services”.

Mr. Kamal Nath, CEO, said, “Our vision and strategy to align and lead with hybrid and multi-cloud models, supported by our relevant infrastructure investments, has put us strongly in the Digital transformation pursuit of customers. Our cloud-aligned network and security transformation services are other areas which are not only supporting the customers’ cloud adoption journey but have also opened up growth areas for us.  We would continue to drive and strengthen this motion going forward”.

Mr. M P Vijay Kumar, CFO, said, “We continue to invest with prudence on our capacity expansion, in particular Data Centers and in people for enhancing our scale of managed services.

While revenue and EBITDA have grown, the net profit has been tempered by the depreciation on new capacity and related interest expense. The tax expense is due to the Company being subject to income tax as the benefit of past losses has been utilised in full until last year.

Our cash balance at the end of the quarter stands at INR 2204 Million”.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
	December	December	September
Description	2019	2018	2019

Revenue	5,891	5,732	5,807
Cost of Revenues	(3,729)	(3,775)	(3,650)
Selling, General and Administrative Expenses	(1,059)	(1,169)	(1,096)

EBITDA	1,103	788	1,061

Depreciation and Amortisation expense	(603)	(368)	(527)
Net Finance Expenses	(255)	(175)	(261)
Other Income (including exchange gain)	1	67	15
Other Expenses (including exchange loss)	3		(8)

Profit before tax	249	312	280
Income tax expense	(85)	-	(89)
Profit for the period	164	312	191

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	164	312	191
Add:
Depreciation and Amortisation expense	603	368	527
Net Finance Expenses	255	175	261
Other Expenses (including exchange loss)	(3)	-	8
Income tax expense	85		89
Less:
Other Income (including exchange gain)	(1)	(67)	(15)

EBITDA	1,103	788	1,061

BUSINESS HIGHLIGHTS

•	Revenue from Data Center centric IT Services stayed flat against the same quarter last year.

•	Segment-wise, revenue from Data Center Services, Cloud and Managed Services and Applications Integration Services grew by 15%, 7% and 12% respectively, while revenue from Technology Integration Services fell by 24%.

•	Revenue from Network Centric Services grew by 8% over the same quarter last year.

•	Segment-wise, revenue from Data Connectivity Services grew 12% while revenue from the Voice business fell by 2%.

GROWTH DRIVERS

The primary growth driver in the market continues to be cloud adoption, led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centers to hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of the Enterprises. This results in transformation of the traditional network architecture, and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IoT, etc are shifting the balance to adoption of hyperscale Public Cloud vs Private Cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS

Highlights of our major wins in the quarter include:

•	Customers choosing Sify for migration of their on-premise data center to multi-cloud platforms like Cloudinfinit, AWS and Azure. They also entrusted Sify with management and security.

•	Customers choosing Sify as their DC Hosting partner as they embrace hybrid cloud strategy.

•	Customers choosing Sify as their Digital services partner.

•	Customers choosing Sify as their Network Transformation and Management partner as they migrate to Cloud-ready network.

A consolidated summary of the key highlights during the quarter is noted below:

Data Center Centric IT Services highlights include:

•

6 customers contracted to have their workload migrated from their on-premise DC to multi-cloud, including one of India’s largest retail chain and clients from Financial services, Supply chain and logistics, Metallurgy, Heavy Engineering and Industrial Chemicals.

•	4 customers contracted for greenfield Cloud implementation from verticals such as the Retail merchandising, Power, Corporate Registry, Logistics and a State Government.

•	7 new customers contracted for services on Public Cloud and Cloudinfinit platform.

•

6 customers, including one of India’s large private banks, moved their IT infrastructure from competitor Data Center to Sify DC, while 3 customers migrated from their on-premise Data Center to Sify DC. These were across Retail, Banking, IoT services, Financial services, Food processing and Cloud Telephony.

•	2 public sector banks contracted Sify to commission Private cloud at their Data Centers.

•	2 clients from Financial services and Logistics, contracted Sify to modernize their Data center.

•	4 clients including a retail major, a diversified multinational and a power sector PSU contracted for the design, supply and deployment of their on-premise DC.

•	12 customers have contracted Sify for Cloud managed services.

•	A government department contracted for a large Online Assessment project.

Telecom Centric Services added 49 new customers in the quarter. These include…

•	A media major, an international automobile brand, logistics player and a fashion label contracted with Sify for Cloud interconnections.

•	Multiple banks, an NBFC, an Insurance PSU and a Pharma major contracted with Sify for a complete network build.

•	An international payment services company, a paint manufacturer and an Energy major contracted for managed and secure SD-WAN services.

About Sify Technologies

Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp,

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2019, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	20:20 Media	Grayling Investor Relations
Mr. Praveen Krishna	Nikhila Kesavan	Shiwei Yin
Investor Relations & Public Relations	+91 9840124036	+1-646-284-9474
+91 44 22540777 (ext.2055)	nikhila.kesavan@2020msl.com	Shiwei.Yin@grayling.com
praveen.krishna@sifycorp.com